PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69489

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING June 1, 2020 AND ENDING May 31, 2021

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WIPFLI INSURANCE SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 West Beltline Highway, Suite 401

(No. and Street)

Madison	Wisconsin	53713
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cynthia M. Jenkins   (952) 270-5052

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

(Name – *if individual, state last, first, middle name*)

Nine Parkway North, Suite 200	Deerfield	Illinois	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)
**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Gennady Bekasov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WIPFLI INSURANCE SERVICES, LLC, as of May 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JORGE KELLMAN NOTARY PUBLIC STATE OF WISCONSIN

Signature

Chief Executive Officer/Chief Compliance Officer

Title

my commission expires 8.5.2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIPFLI INSURANCE SERVICES, LLC
FINANCIAL STATEMENT
MAY 31, 2021

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm   1

Financial Statement

Statement of Financial Condition   2

Notes to the Statement of Financial Condition   3 - 5





MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Wipfli Insurance Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wipfli Insurance Services, LLC (the "Company") as of May 31, 2021 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of May 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, IL
August 5, 2021

WIPFLI INSURANCE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2021

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934

WIPFLI INSURANCE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2021

ASSETS

Assets		
Cash	$	166,996
Commissions receivable		15,915
Regulatory deposits		133
Right of use asset, net of amortization		64,898
Total assets	$	247,942

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	5,323
Lease liability		70,276
Total liabilities		75,599
Member's Equity		
Member's equity		172,343
Total liabilities and member's equity	$	247,942

The accompanying notes are an integral part of this financial statement

WIPFLI INSURANCE SERVICES, LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
MAY 31, 2021

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Wipfli Insurance Services, LLC ("Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), a self-regulatory organization for broker-dealers. The Company is also an insurance agency licensed as such in Wisconsin, its state of domicile, and in any other state(s) where licensing may be required in the course of the Company's business dealings with its customers. The Company became a registered broker-dealer on August 28, 2015. The Company is a wholly owned subsidiary of Hewins Holding, LLC ("Parent Company"). The Parent Company is wholly owned by Wipfli Financial, LLC, ("WIPFLI") and WIPFLI also owns an affiliated registered investment advisor, Wipfli Financial Advisors, LLC ("WFA"). The Company is registered in one state and is engaged in and earns commissions from the sales of fixed insurance, variable insurance, and mutual fund products.

Cash Concentration

Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At May 31, 2021, the Company had no uninsured cash balances.

Commissions Receivable

Commissions and fees receivable represent commission and trailer commissions from other broker-dealers and insurance companies.

Management anticipates no material loss from the receivable balances; therefore, no reserve was established at May 31, 2021.

Income taxes

The Company files a consolidated federal and state tax return with WFA as part of WIPFLI. The Company is an LLC and is not required to recognize income tax expense. The Members of WIPFLI are responsible for their respective share of the income or loss from the Company.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company subleases office space with WIPFLI, a related party. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our leases are not readily determinable and accordingly, we use our incremental borrowing rate (5%) based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is

1. **Description of Business and Summary of Significant Accounting Policies (continued)**

    Leases (continued)

    the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

    The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

    The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single base component.

    Risk and Uncertainties

    As the COVID-19 pandemic continues to affect businesses across the United States, the Company keeps monitoring federal and local health authorities' guidelines related to business and travel restrictions, especially the impact on its employees, customers, and business operations. During the year ended May 31, 2021, the Company experienced delays, including significant delays in some cases, in customers obtaining underwriting approvals of insurance policies, which impacted the timing of revenue recognition for these policies. While these circumstances may continue for an extended period of time, the long-term impact on the Company's operations could not be determined as of the date of issuance.

    Use of Estimates

    The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. **Related Party Transactions**

    The Company has an expense sharing agreement with WFA for re-payment of allocated expenses. These expenses include salaries and payroll taxes, accounting and auditing, office supplies, software, and other administrative expenses. Additionally, the Company pays rent to WIPFLI, LLP, a related party (see Note 4). The amount owed to WIPFLI, LLP at May 31, 2021 amounted to $2,523 and is included in accounts payable. A percentage of net income may be distributed to the Parent Company or WFA on behalf of the Parent Company at the Parent Company's discretion.

3.   Net Capital Requirement and Exemption

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1.   Net capital and the related net capital ratio fluctuate on a daily basis.   At May 31, 2021, net capital was $156,295, which exceeded the minimum capital requirement by $151,295.   Aggregate indebtedness was $10,701 at May 31, 2021, resulting in a ratio of aggregate indebtedness to net capital of 0.07 to 1.

4.   Lease Commitments

The Company leases approximately 300 square feet of office space from Wipfli, LLP under the terms of an operating sublease ("the Sublease") entered into on July 20, 2015. The Sublease expires when the original lease with WIPFLI (the "Prime Lease") is cancelled or terminated.   The Prime Lease expires in November 2023.   The Company classified this lease as an operating lease.

Maturities of the lease liabilities under operating leases as of May 31, 2021 are as follows:

Year Ending May 31		
2022	$	30,394
2023		31,154
2024		13,250
Total undiscounted lease payments		74,798
Less: Imputed interest		(4,522)
Present value of lease liability	$	70,276

5.   Commitments and Contingencies

There are no additional commitments and contingencies that would have a material impact as of May 31, 2021.

6.   Concentration of Receivables

As of May 31, 2021, substantially all of the commission receivables are from ValMark Securities, Inc.